SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                        Phoenix Investment Partners, Ltd.
      ---------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
      ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                    264322108
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                               Tracy L. Rich, Esq.
                   Phoenix Home Life Mutual Insurance Company
                                One American Row
                               Hartford, CT 06115
                                 (860) 403-5566
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 10, 2000
      ---------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule
                13G to report the acquisition that is the subject
                of this Schedule 13D, and is filing this schedule
            because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
                               following box [_].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
                for other parties to whom copies are to be sent.

                         (Continued on following pages)





                               (Page 1 of 4 Pages)

-----------------------                                       -----------------
CUSIP No.  264322108                      13D
-----------------------                                       -----------------

 ------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Phoenix Home Life Mutual Insurance Company
    I.R.S. Employer Identification No. 06-0493340
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [_]
                                                       (b) [_]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*
    00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                    [_]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York
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        NUMBER OF       7  SOLE VOTING POWER
                           30,754,000(1)
         SHARES         -------------------------------------------------------

       BENEFICIALLY     8  SHARED VOTING POWER

         OWNED BY       -------------------------------------------------------
                        9  SOLE DISPOSITIVE POWER
           EACH            30,754,000
                        -------------------------------------------------------
         REPORTING
                        10  SHARED DISPOSITIVE POWER
        PERSON WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    30,754,000
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [_]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    56.48%
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14  TYPE OF REPORTING PERSON*
    IC, HC
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




                               (Page 2 of 4 Pages)


------------------
(1) See Item 5.

        This Amendment No. 2 to the Schedule 13D originally filed by Phoenix Home Life on November 1, 1995 relating to the Common Stock of the Issuer, as amended by Amendment No. 1 filed on July 25, 2000, is being filed by Phoenix Home Life pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 (as amended, the "Act").

Item 4. Purpose of Transaction.

        Item 4 is hereby amended and supplemented as follows:

        On September 10, 2000, Phoenix Home Life and the Issuer entered into an Agreement and Plan of Merger, providing for the acquisition of all of the outstanding shares of Common Stock not currently owned by Phoenix Home Life for a cash purchase price of $15.75 per share (the "Purchase").

        The Agreement and Plan of Merger was approved by the Board of Directors of the Issuer following the unanimous recommendation by a special committee of independent directors of the Issuer (the "Special Committee"). Salomon Smith Barney, Inc. is the Special Committee's financial advisor and has rendered its opinion to the Special Committee that, as of the date of such opinion, the merger consideration is fair from a financial point of view to the public shareholders.

        The Agreement and Plan of Merger provides that the Purchase will be effected by means of the merger of a newly formed wholly-owned subsidiary of Phoenix Home Life ("Acquisition Co.") with and into the Issuer. Upon the consummation of the merger, the public shareholders of the Issuer (other than shareholders who have validly exercised dissenters' rights under Delaware law) would receive $15.75 per share in cash for the approximately 18.8 million shares owned by them.

        Consummation of the Purchase is subject to, among other things, approval by at least a majority of the outstanding Common Stock. Because Phoenix Home Life owns a majority of the outstanding Common Stock, its affirmative vote will be sufficient to satisfy this condition.


Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended and supplemented as follows:

        Phoenix Home Life beneficially owns 26,400,000 shares of Common Stock. Phoenix Home Life could acquire an additional 4,354,000 shares of Common Stock through the conversion of $35 million principal amount of the Issuer's 6% Convertible Subordinated Debentures due November 1, 2015 (the "Debentures") beneficially owned by Phoenix Home Life, bringing its aggregate beneficial ownership to 30,754,000 shares of Common Stock. Each $25 principal amount of Debentures is convertible at any time into
        3.11 shares of Common Stock.




                               (Page 3 of 4 Pages)

Item 7. Material to be Filed as Exhibits.

        Item 7 is hereby amended and supplemented as follows:

        Exhibit G - Press Release, dated September 11, 2000, of Phoenix Home Life Mutual Insurance Company.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 13, 2000                    PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY


                                        /s/ Tracy L. Rich
                                       -----------------------------------
                                       By: Tracy L. Rich








                               (Page 4 of 4 Pages)

                    INDEX TO EXHIBITS TO THIS AMENDMENT NO. 2

Exhibit No.                Description
-----------                -----------

G. Press Release, dated September 11, 2000, of Phoenix Home Life Mutual Insurance Company

                                    Exhibit G



PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY           One American Row
                                                     P.O. Box 5056
                                                     Hartford CT 06102-5056
                                                     Internet: www.phoenixwm.com

[LOGO] PHOENIX                                       NEWS RELEASE


                                                        For:   Immediate Release

                                                      Contact: Michele U. Farley
                                                               860-403-5393

                                                               Jody Beresin
                                                               860-403-5714

                                                               Jon Sandberg
                                                               860-403-5066


             PHOENIX OFFER TO PURCHASE REMAINING PXP SHARES ACCEPTED

      HARTFORD, CONN., SEPTEMBER 11, 2000 - Phoenix Home Life Mutual
Insurance Company ("Phoenix") today announced that its offer to purchase, for a price of $15.75 per share, the remaining outstanding common shares it does not already own in Phoenix Investment Partners, Ltd. (NYSE:PXP) has been accepted. Approximately 41 percent or 18 million shares are currently outstanding.

      The transaction has been approved by a special committee of Phoenix Investment Partners' independent directors, as well as its full board of directors, each of which has recommended the transaction to PXP shareholders.

      The transaction will be completed through a merger and is subject to approval by a majority vote of PXP shareholders. It will close promptly following the receipt of such approval and the satisfaction of other customary conditions contained in the merger agreement.

                                     -more-

      Upon the closing of the transaction, Phoenix Investment Partners, a leading U.S. investment management company with assets under management at the end of the second quarter of approximately $60.9 billion, will become a wholly-owned Phoenix company.

      The $15.75 price per PXP share represents a 46 percent premium over the closing price of PXP's shares on the New York Stock Exchange on July 24, 2000, the day on which Phoenix's offer was announced, and a 51 percent premium over the average closing price of the shares for the 30-day period ending July 24, 2000.

      "We are very pleased to have reached this agreement. We believe this transaction is in the best interests of the shareholders and other constituencies of PXP," said Robert W. Fiondella, chairman and chief executive officer of Phoenix. "It provides immediate value to PXP shareholders. In addition, it allows us to work more collaboratively to execute our wealth management strategy, which will guide our continued growth and development. At the same time, we are mindful of the company's great results under Phoenix Investment Partners' Chairman and Chief Executive Officer Phil McLoughlin. Phil and his management team will remain in place. We are also committed to Phoenix Investment Partners' successful investment management model which provides its money managers significant levels of investment autonomy, as well as appropriate financial incentives." Mr. Fiondella added that this closer relationship between the two companies will further strengthen the respective market positions of Phoenix and Phoenix Investment Partners.

      Phoenix is a premier provider of wealth management products and services, distributed through a diverse group of experienced advisors and institutions to serve the accumulation, preservation and transfer needs of the high-net-worth and affluent market.


                                     -more-

         Listed in the Fortune 500, Phoenix is one of the nation's largest mutual life insurers and a leading money manager through Phoenix Investment Partners. Trust services are offered by Phoenix Charter Oak Trust Company. Phoenix, with corporate offices in Hartford, Conn., was founded in 1851. For more information on Phoenix, visit www.phoenixwm.com.

                                       ###